Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET REPORTS APRIL 2009 PERFORMANCE

HOUSTON, May 11, 2009 – ExpressJet Holdings (NYSE: XJT) today announced traffic and capacity results for April 2009 for its ExpressJet Airlines subsidiary.

Scheduled Flying

During the month, ExpressJet revenue passenger miles (RPM) totaled 639 million, and available seat miles (ASM) flown were 834 million. ExpressJet's April load factor, operating as Continental Express, was 76.4%. The company flew 54,671 block hours and operated 28,412 departures during the month as Continental Express.

Corporate Aviation

ExpressJet flew 490 block hours during the month in its Corporate Aviation (charter) division. ExpressJet's fleet within the Corporate Aviation division consisted of six 41-seat aircraft and 24 50-seat aircraft.

All Flying

ExpressJet had a total of 244 planes in its fleet during April – 214 allocated to flying as Continental Express and 30 operating in its Corporate Aviation division.

About ExpressJet

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 128 scheduled destinations in North America and the Caribbean with approximately 1,050 departures per day. Operations include a capacity purchase agreement for Continental; providing clients customized 41-seat and 50-seat charter options (www.expressjet.com/charter); and supplying third-party aviation and ground handling services. For more information, visit www.expressjet.com.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY STATISTICS

Month Ending April 30, 2009	**Continental Express**	**Corporate Aviation**
Revenue Passenger Miles (millions)	639	
Available Seat Miles (ASM) (millions)	834	
Passenger Load Factor	76.4%	
Block Hours	54,671	490
Departures	28,412	
Stage Length	588	

Year to date	**Continental Express**	**Corporate Aviation**
Revenue Passenger Miles (millions)	2,348	
Available Seat Miles (ASM) (millions)	3,220	
Passenger Load Factor	72.5%	
Block Hours	212,277	3,720
Departures	109,470	
Stage Length	590	

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